SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33197; File No. 812-14838

Thrivent Financial for Lutherans, et al.

August 9, 2018

AGENCY:  Securities and Exchange Commission ("Commission").

ACTION:  Notice.

Notice of application for an order under section 17(d) of the Investment Company Act of 1940
(the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited
by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit closed-end management
investment companies to co-invest in portfolio companies with each other and with certain
affiliated investment funds and accounts.

Applicants: Thrivent Financial for Lutherans ("Thrivent Financial"), Thrivent Asset
Management, LLC ("Thrivent Asset Management" and, together with Thrivent Financial, the
"Existing Advisers"), and Thrivent Church Loan and Income Fund ("Church Loan Fund" and,
together with the Existing Advisers, the "Applicants").

Filing Dates:  The application was filed on November 1, 2017, and amended on March 28, 2018
and June 22, 2018.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless
the Commission orders a hearing.  Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on September 4, 2018, and
should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES:   Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090.  Applicants:  625 Fourth Avenue South, Minneapolis, Minnesota 55415.

FOR FURTHER INFORMATION CONTACT:  Jill Ehrlich, Senior Counsel, at (202) 551-6819, or Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  The following is a summary of the application.  The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.      The Church Loan Fund is a Delaware statutory trust that will be registered as a non-diversified, closed-end management investment company.  The Church Loan Fund's investment objective will be to seek to produce income.  The Church Loan Fund expects to have a policy of investing, under normal market conditions, at least 80% of its assets in Church Loans (as defined below) and other fixed income securities.  The Church Loan Fund anticipates that its

board of trustees ("Board")[1] will have five trustees, four of whom will not be "interested

persons" as that term is defined in section 2(a)(19) of the Act.[2]

2.      Thrivent Financial is organized and operates as a "fraternal benefit society" as

defined under the laws of the state of Wisconsin. Thrivent Financial is an integrated, not-for-

profit, Christian membership organization that provides a broad range of financial products and

services. Thrivent Financial is also registered as an investment adviser under the Investment

Advisers Act of 1940 (the "Advisers Act"). Thrivent Financial, among other investments,

invests in loans to support church long-term financing, which includes construction and building

related activities ("Church Loans"). These Church Loans are made by Thrivent Financial from a

portion of its general account ("Existing Proprietary Account").[3]

3.      Thrivent Asset Management is a limited liability company organized under the

laws of Delaware and is registered as an investment adviser under the Advisers Act. Thrivent

Asset Management, a wholly owned indirect subsidiary of Thrivent Financial, will serve as the

investment adviser to the Church Loan Fund.

4.      Applicants seek an order ("Order") to permit one or more Regulated Funds[4] and

one or more Affiliated Accounts[5] to (a) participate in the same investment opportunities through

---

[1]      The term "Board" refers to the board of directors or trustees of any Regulated Fund (as defined
below).

[2]      The term "Independent Trustees" refers to the directors or trustees of any Regulated Fund who
are not "interested persons" within the meaning of section 2(a)(19) of the Act.

[3]      "Proprietary Account" means the Existing Proprietary Account and any Future Proprietary
Accounts. "Future Proprietary Account" means any direct or indirect, wholly- or majority-owned
subsidiary of the Advisers that is formed in the future and, from time to time, may hold various financial
assets in a principal capacity and intends to invest in the co-investment program. "Advisers" means (a)
the Existing Advisers; and (b) any future investment adviser that controls, is controlled by, or is under
common control with the Existing Advisers and is registered as an investment adviser under the Advisers
Act.

[4]      "Regulated Funds" refers to the Church Loan Fund and any Future Regulated Fund. "Future
Regulated Fund" means any closed-end management investment company formed in the future that is

a proposed co-investment program where such participation would otherwise be prohibited under

section 17(d) of the Act; and (b) make additional investments in securities of such issuers

("Follow-On Investments"), including through the exercise of warrants, conversion privileges,

and other rights to purchase securities of the issuers.  "Co-Investment Transaction" means any

transaction in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary, as defined

below) participate together with one or more other Regulated Funds and/or Affiliated Accounts

in reliance on the requested Order.  "Potential Co-Investment Transaction" means any

investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment

Subsidiaries) could not participate together with one or more other Regulated Funds and/or one

or more Affiliated Accounts without obtaining and relying on the Order.[6]

5.        Applicants state that a Regulated Fund may, from time to time, form one or more

Wholly-Owned Investment Subsidiaries.[7]  Such a subsidiary would be prohibited from investing

---

registered under the Act and is advised by an Adviser.

[5]        "Affiliated Accounts" means any Proprietary Accounts and Affiliated Funds. "Affiliated Fund"
means any investment fund that would be an "investment company" but for section 3(c)(1) or 3(c)(7) of
the Act, is formed in the future, and is advised by the Advisers. No Affiliated Fund is or will be a
subsidiary of a Regulated Fund.

[6]        All existing entities that currently intend to rely upon the requested Order have been named as
applicants. Any other existing or future entity that subsequently relies on the Order will comply with the
terms and conditions of the application.

[7]        The term "Wholly-Owned Investment Subsidiary" means any entity: (i) that is wholly-owned by
a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the
voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on
behalf of such Regulated Fund; (iii) with respect to which the board of trustees of such Regulated Fund
has the sole authority to make all determinations with respect to the entity's participation under the
conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or
3(c)(7) of the Act.  All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned
Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the
same as, or a subset of, their parent Regulated Fund's Objectives and Strategies.

in a Co-Investment Transaction with any other Regulated Fund or Affiliated Account because it

would be a company controlled by its parent Regulated Fund for purposes of rule 17d-1.

Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in

Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned

Investment Subsidiary's participation in any such transaction be treated, for purposes of the

Order, as though the parent Regulated Fund were participating directly.  Applicants represent

that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no

purpose other than serving as a holding vehicle for the Regulated Fund's investments and,

therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned

Investment Subsidiary.  The Regulated Fund's Board would make all relevant determinations

under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a

Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into

consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated

Fund's place.  If the Regulated Fund proposes to participate in the same Co-Investment

Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be

informed of, and take into consideration, the relative participation of the Regulated Fund and the

Wholly-Owned Investment Subsidiary.

6.      When considering Potential Co-Investment Transactions for any Regulated Fund,

the relevant Adviser will consider only the Objectives and Strategies,[8] investment policies,

investment positions, capital available for investment, and other pertinent factors applicable to

that Regulated Fund. The Advisers expect that any portfolio company that is an appropriate

---

[8]      The term "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933, the Securities Exchange Act of 1934 or the Act, and the Regulated Fund's reports to investors.

investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Accounts, with certain exceptions based on available capital or diversification.[9]

7.    Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the trustees of the Board eligible to vote on that Co-Investment Transaction (the "Eligible Trustees")[10] and the majority of such trustees of the Board who are Independent Trustees (a "Required Majority") will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

8.    With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund.  If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Trustees.  The Board of any Regulated Fund may at any time rescind, suspend or

---

[9]    The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[10]    Eligible Trustees may not have a financial interest in such transaction, plan, or arrangement.

qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

9.      No Independent Trustee of a Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any issuer whose securities would be acquired in a Co-Investment Transaction.

10.      Under condition 16, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Accounts (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the condition. Applicants believe that this condition will ensure that the Independent Trustees will act independently in evaluating the co-investment program, because the ability of an Adviser or the principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly. The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the investors, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.      Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions.  In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in

the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.     Applicants state that in the absence of the requested relief, the Regulated Funds may be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities.  Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.     Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Fund or an Affiliated Account that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.     (a)     If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b)     If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction together with the

8

amount proposed to be invested by the other participating Regulated Funds and Affiliated

Accounts, collectively, in the same transaction, exceeds the amount of the investment

opportunity, the investment opportunity will be allocated among them pro rata based on each

participant's capital available for investment in the asset class being allocated, up to the amount

proposed to be invested by each.  The applicable Adviser will provide the Eligible Trustees of

each participating Regulated Fund with information concerning each participating party's

available capital to assist the Eligible Trustees with their review of the Regulated Fund's

investments for compliance with these allocation procedures.

(c)     After making the determinations required in conditions 1 and 2(a), the applicable

Adviser will distribute written information concerning the Potential Co-Investment Transaction

(including the amount proposed to be invested by each Regulated Fund and each Affiliated

Account) to the Eligible Trustees of each participating Regulated Fund for their consideration. A

Regulated Fund will co-invest with another Regulated Fund or an Affiliated Account only if,

prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a

Required Majority concludes that:

(i)     the terms of the Potential Co-Investment Transaction, including the

consideration to be paid, are reasonable and fair to the Regulated Fund and its investors

and do not involve overreaching in respect of the Regulated Fund or its investors on the

part of any person concerned;

(ii)     the Potential Co-Investment Transaction is consistent with:

(A)     the interests of the Regulated Fund's investors; and

(B)     the Regulated Fund's then-current Objectives and Strategies;

(iii)     the investment by any other Regulated Funds or any Affiliated Accounts would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or any Affiliated Accounts; provided that, if any other Regulated Fund or any Affiliated Account, but not the Regulated Fund itself gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)     the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(B)     the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)     any fees or other compensation that any Regulated Fund or any Affiliated Account or any affiliated person of any Regulated Fund or any Affiliated Account receives in connection with the right of a Regulated Fund or an Affiliated Account to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Accounts (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv)     the proposed investment by the Regulated Fund will not benefit any Adviser, the other Regulated Funds, the Affiliated Accounts, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.     Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.     The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Accounts during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund.  All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Securities and Exchange Commission and its staff.

5.     Except for Follow-On Investments made in accordance with condition 8,[11] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Account, or any affiliated person of another Regulated Fund or Affiliated Account is an existing investor.

---

[11]     This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

6.     A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights, will be the same for each participating Regulated Fund and Affiliated Account.  The grant to another Regulated Fund or Affiliated Account, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.     (a)     If any Regulated Fund or an Affiliated Account elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)     notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)     formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)     Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Funds and Affiliated Accounts.

(c)     A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition.  In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Regulated Fund's Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)  Each Regulated Fund and each Affiliated Account will bear its own expenses in connection with any such disposition.

8.  (a)  If a Regulated Fund or an Affiliated Account desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)  notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)  formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)  A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application).  In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Trustees, and the

Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)    If, with respect to any Follow-On Investment:

(i)    the amount of a Follow-On Investment is not based on the Regulated Funds' and the Affiliated Accounts' outstanding investments immediately preceding the Follow-On Investment; and

(ii)    the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Accounts in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)    The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.    The Independent Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds and the Affiliated Accounts that the Regulated Fund considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Trustees will consider at least

annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.     Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a business development company (as defined in section 2(a)(48) of the Act) and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.     No Independent Trustee of a Regulated Fund will also be a director, trustee, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of an Affiliated Account.

12.     The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Funds and the Affiliated Accounts be shared by the Affiliated Accounts and the Regulated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.     Any transaction fee[12] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Accounts on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account

---

[12]     Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Accounts based on the amounts they invest in such Co-Investment Transaction.  None of the Affiliated Accounts, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Accounts will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Accounts, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C);  and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between the Advisers and the Regulated Funds or the Affiliated Accounts).

14.     The Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the other Affiliated Accounts is less than the total investment opportunity.

15.     The Advisers will each maintain policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that the applicable Adviser will be notified of all Potential Co-Investment Transactions that fall within a Regulated Fund's then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

16.     If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of trustees; (2) the removal of one or more trustees; or (3) all

other matters under either the Act or applicable State law affecting the Board's composition, size or manner of election.

17.     Each Regulated Fund's chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.


For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary